Exhibit 99.1

Genius Group and OpenExO Sign Merger Agreement,

Accelerating Plans to Build Global AI Education Group

SINGAPORE, March 18, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, and OpenExO (“OpenExO”) an AI-driven global community of 36,000 educators, entrepreneurs and enterprises building the exponential ecosystems of the future, today signed a definitive agreement to merge companies in an all-share transaction. This merger accelerates our plan to build a worldwide AI Education Group serving a global network of 100 Genius Cities and prepare 100 million students for our exponential future.

Salim Ismail founded OpenExO with Kent Langley. They have built a reputation as a world leading expert in exponential thinking. Salim is the author of the international bestseller “Exponential Organizations” and “Exponential Organizations 2.0, The New Playbook for 10x Growth & Impact”. Over the last decade his team has been implementing his ExO model in Fortune 500  companies and governments to transform their cultures and build entrepreneurial, high growth teams utilizing the latest disruptive technologies and practices.

Salim serves on the Board of XPRIZE Foundation, which uses large-scale global incentive competitions to crowdsource solutions to the world’s grand challenges. He is also the Founding Executive Director of Singularity University .

Genius Group’s CEO, Roger Hamilton said “Genius Group has recently announced plans to launch our Genius City model in Singapore, Dubai, Abu Dhabi. Genius Group’s Edtech platform, GeniusU, was launched using the principles of Salim’s ExO model. These principles are central to the Genius City model, developing AI-driven exponential ecosystems that deliver education and acceleration while localizing values and culture.”

“Salim and OpenExO’s global community of Certified ExO Consultants and ExO Sprint Coaches have been in high demand by governments of countries across the globe including Singapore, UAE, Saudi, Indonesia, Thailand and Colombia. They are also in demand with companies around the world from Accenture and Unilever, to P&G, Vodacom, Boston Scientific, and Dubai Electricity & Water Authority. The combination of Genius Group, OpenExO, and FatBrain AI delivers a full AI-driven exponential ecosystem to launch and scale a Genius City in 12 months, upskilling students, entrepreneurs, enterprise, and government.”

“Our Genius Group Board has tasked me as CEO to build the group to work towards achieving $1 billion in annual revenues, 100 million students – and now 100 Genius Cities, with a target of achieving this within the next decade. By combining forces, we will now be upgrading our annual growth rate, with an accelerated roadmap to achieve our goals.

OpenExO’s CEO, Salim Ismail said “In 2008 I was asked to be Founding Executive Director of Singularity University by its founders, Peter Diamandis and Ray Kurzweil. At the time, Ray, who had written the bestseller “The Singularity is Near” in 2005, was predicting we would reach Artificial General Intelligence (AGI), where AI would become smarter than humans by 2029. Few at the time believed we would advance that rapidly, largely because most humans think linearly while exponential technologies like AI progress exponentially. Now, here we are, with many believing we will reach AGI before Ray’s prediction.”

“We launched OpenExO to transform leaders and enterprises into exponential organizations with the ExO Model. By merging with Genius Group and FatBrain, we have an opportunity of integrating our communities and AI-driven tools to educate and accelerate organizations at every level. We believe this is an extremely exciting opportunity which is coming at a critical time for humanity.”

The transaction will close once the various closing conditions and necessary approvals, including, but not limited to, NYSE approval, are met.

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

About OpenExO

OpenExO is an AI-driven global community of 36,000 educators, entrepreneurs and enterprises building the exponential ecosystems of the future. Membership of OpenExO gives exclusive access to a vast community of exponential thought leaders, innovation coaches, and disruption specialists. Tap into a wealth of knowledge and resources and learn how to apply the principles of Exponential Organizations. Gain valuable insights into the tools and strategies used by some of the world’s most successful companies.

For more information, please visit https://openexo.com/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com